SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

LEARNING TREE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(CUSIP Number)

Eric R. Garen

140 N. Bristol Avenue

Los Angeles, CA 90049

310.413.4767

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 522015106	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Eric R. Garen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 522015106	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Nancy Garen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 522015106	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Kenneth J. Anderson, as Trustee of the Garen Dynasty Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 522015106	SCHEDULE 13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Garen Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 522015106	SCHEDULE 13D	Page 6 of 9 Pages

This Amendment No. 9 relates to the Schedule 13D filed with the Securities and Exchange Commission on January 31, 2002 as amended by Amendment No. 2 to Schedule 13D filed on March 25, 2004, Amendment No. 3 to Schedule 13D filed on May 21, 2004, Amendment No. 4 to Schedule 13D filed on March 9, 2006, Amendment No. 5 to Schedule 13D filed on April 17, 2006, Amendment No. 6 to Schedule 13D filed on October 26, 2006, Amendment No. 7 to Schedule 13D filed on June 26, 2014, and Amendment No. 8 to Schedule 13D filed on December 24, 2014 (as amended, the “Statement”) with the Securities and Exchange Commission relating to the common stock (the “Common Stock”) of Learning Tree International, Inc. a Delaware corporation (the “Issuer’’). The address of the Issuer’s principal executive office is 1831 Michael Farraday Drive, Reston, Virginia 20190.

Items 4, 5, 6 and 7 of the Statement are hereby amended and supplemented as follows:

Item 4.	Purpose of Transaction

On the evening of February 13, 2015, Dr. David Collins, Chairman and CEO of the Issuer, called Mr. Garen to inquire about purchase of the stock owned by the Reporting Persons. Dr. Collins and Mr. Garen discussed price and agreed, subject to appropriate documentation, to a transaction effected at $1.85 per share (the average of the high and low reported trading prices for the 5 previous trading days – February 9 through 13). Mr. Garen promptly contacted Kenneth J. Anderson, who had sole voting and dispositive power for the shares owned by the Garen Dynasty Trust (“Dynasty Trust”), and Mr. Anderson stated his desire, on behalf of the Dynasty Trust, for the Dynasty Trust to participate as a seller in this transaction.

Dr. Collins and his wife, Mary C. Collins, on behalf of the David C. and Mary C. Collins 1997 Family Trust (“Collins Family Trust”), and the Reporting Persons executed the Stock Purchase Agreement (“Agreement”) on February 16, 2015, which Agreement is attached hereto as Exhibit 1 and incorporated herein by reference, and, pursuant to that Agreement the purchase price was paid on February 17, 2015, and the Reporting Persons ceased to have beneficial ownership (including voting power).

Further, information about the Agreement is set forth in response to Item 5 and incorporated herein by reference.

CUSIP No. 522015106	SCHEDULE 13D	Page 7 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

(a) According to the Issuer Report on Form 10-K filed December 18, 2014, the Issuer had an aggregate of 13,222,539 shares of Common Stock outstanding as of December 1, 2014.

Upon payment of the purchase price in the transaction described in Item 4 above, which description is incorporated herein by reference, on February 17, 2015, the Reporting Persons ceased to have beneficial ownership of any shares of the Issuer, though they continue to have record ownership of such shares until such shares are transferred to the Collins Family Trust as required in the Agreement attached hereto as Exhibit 1 and incorporated herein by reference.

Prior to payment of the purchase price in the above-described transaction, the aggregate number of shares of Common Stock beneficially owned by Eric and Nancy Garen was 3,300,105 shares constituting 24.96% of the outstanding shares of Common Stock, of which (1) 2,926,298 shares were owned by the Garen Family Trust, of which Eric and Nancy Garen are co-trustees and as to which each had sole voting and dispositive power; (2) 218,808 shares were owned by the Garen Family Foundation, of which Eric and Nancy Garen are co-trustees and as to which each had sole voting and dispositive power and each disclaimed beneficial ownership; and (3) an aggregate of 154,999 shares of Common Stock were owned by the Garen Dynasty Trust and as to which the Garens lacked voting and dispositive power and disclaimed beneficial ownership.

The shares of Common Stock listed for Mr. Anderson include 154,999 shares that were beneficially owned by the Garen Dynasty Trust, constituting 1.17% of the outstanding shares of Common Stock of the Issuer. Mr. Anderson had sole voting and dispositive power over and disclaimed beneficial ownership of such shares.

Beneficial ownership of the Reporting Persons prior to the transaction is summarized below:

Capacity	Eric Garen	Nancy Garen	Kenneth J. Anderson
As trustee of the Garen Family Trust	2,926,298	2,926,298	0
As trustee of the Garen Family Foundation	218,808	218,808	0
As trustee of the Garen Dynasty Trust	0	0	154,999
Total	3,145,106	3,145,106	154,999

(b) The voting and dispositive power of the Garens and Mr. Anderson prior to the transaction is summarized below:

	Eric Garen	Nancy Garen	Kenneth J. Anderson
Sole Voting and Dispositive Power	3,145,106	3,145,106	154,999
Shared Voting and Dispositive Power	0	0	0

CUSIP No. 522015106	SCHEDULE 13D	Page 8 of 9 Pages

(c) Pursuant to the Agreement dated February 16, 2015, attached hereto as Exhibit 1 and incorporated herein by reference, and in connection with the transaction described in Item 4 hereof, which description is incorporated herein by reference, beneficial ownership (including voting power) with respect to all the Issuer’s shares previously beneficially owned by the Reporting Persons was terminated on February 17, 2015, upon the payment of the purchase price of $1.85 per share by wire transfer by the Collins Family Trust to the accounts of the respective Reporting Persons. The Reporting Persons continue to have record ownership of such shares until such shares are transferred to the Collins Family Trust as required by the Agreement.

(d) Pursuant to the Agreement dated February 16, 2015, attached hereto as Exhibit 1 and incorporated herein by reference, and as a result of the transaction described in Item 4 hereof, which description is incorporated herein by reference, the Collins Family Trust has the right to receive and the power to direct the receipt of dividends with respect to all the Issuer’s shares previously beneficially owned by the Reporting Persons.

(e) The Reporting Persons ceased to be the beneficial owners of the Issuer’s shares previously beneficially owned by them on February 17, 2015, pursuant to the Agreement dated February 16, 2015, attached hereto as Exhibit 1 and incorporated herein by reference, and in connection with the transaction described in Item 4 hereof, which description is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer

Pursuant to the Agreement dated February 16, 2015, attached hereto as Exhibit 1 and incorporated herein by reference, and upon payment of the purchase price on February 17, 2015 in connection with the transaction described in Item 4 above, which description is incorporated herein by reference, the Reporting Persons ceased to have beneficial ownership (including both economic rights and voting power) with respect to all the Issuer’s shares previously beneficially owned by the Reporting Persons. The Reporting Persons continue to have record ownership of such shares until such shares are transferred to the Collins Family Trust as required in the Agreement.

Further, the Agreement provides for the termination of the Stockholders’ Agreement, dated as of October 1, 1995, between Mr. Garen and Dr. Collins, which termination was effective upon payment of the purchase price.

Item 7.	Material to be Filed as Exhibits

The Stock Purchase Agreement dated February 16, 2015 is attached hereto as Exhibit 1.

CUSIP No. 522015106	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

Garen Family Trust

/s/ Eric R. Garen
Eric R. Garen, Trustee

/s/ Nancy J. Garen
Nancy J. Garen, Trustee

Garen Dynasty Trust

/s/ Kenneth J. Anderson
Kenneth J. Anderson, Trustee

Garen Family Foundation

/s/ Eric R. Garen
Eric R. Garen, Trustee

/s/ Nancy J. Garen
Nancy J. Garen, Trustee